NUDE, INC.
Financials Statements
(UNAUDITED)
DECEMBER 31, 2017 AND 2016

NUDE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Nude, Inc. ("the Company") is a corporation formed under the laws of the State of New York. The Company derives its revenue mainly from selling its product online through various online merchant sites.

The Company will conduct an equity crowdfund offering during the third quarter of 2018 for the purpose of raising operating capital. The company plans to use this capital for inventory purchasing and expansion.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

NUDE, INC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
(CONTINUED)

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after tax year 2037.

NUDE, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
(CONTINUED)

NOTE D- NOTES PAYABLE

The Company has short term notes payable with various third party companies that are being used to expand the business. The Notes accrue interest at various rates with flexible short term due dates. Balances due as of 12/31/17 and 12/31/2016 include the following:

	12/31/17	12/31/16
Accion USA	$12,423	$17,518
BOC Capital	$10,254	$12,402
Kabbage Loans	$ 3,104	$ 2,799
Paypal W/C	$ 3,271	$ 0
Related party	$ 2,000	$ 2,000
Credit Cards	$13,886	$17,831
Grand Total	$44,938	$52,550

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 26th, 2018, the date that the financial statements were available to be issued.

NUDE BAR
2016 December Year To End
Profit & Loss Statement

	2016 YTD
Net Sales	61,265
Less Cost of Goods Sold	32,316
COGS Margin	*52.7%*
Gross Profit	28,949
Gross Profit Margin	*47.3%*
Less Operating Expenses	
Website	240
Taxes/Licenses & Interest Expens	3,835
Insurance	2,903
Advertising	2,480
Telephone & Utilities	1,343
Business Travel	3,171
Depreciation	3,805
Professional Development	1,869
Professional Fees	10,720
Office Expense	10,334
Total Operating Expenses	40,700
Expense Ratio %	*66.4%*
Misc Inc/(loss)	-
Net Income/(loss) Per Books	(11,751)
Net Income %	*-19.2%*

NUDE BAR
Cash Flow Statement
2016 December Year To End

	YTD
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(11,751)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,805
Change in Current Assets	(33,899)
Change in Current Liabilities	37,672
Total Adjustments	7,578
NET CASH PROVIDED BY OPERATIONS:	(4,173)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Equipment	(20,403)
Purchase of Investments	(750)
NET CASH USED IN INVESTING ACTIVITIES	(21,153)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loans To/From Stockholders	21,095
Change in Long-Term Debt	-
Capital Infusion by Stockholders	5,000
NET CASH USED IN FINANCING ACTIVITIES:	26,095
NET CHANGE IN CASH	768
CASH BALANCE, BEG. OF PERIOD	447
CASH BALANCE, END OF PERIOD	1,215
NET CHANGE IN CASH	768
CHECK	
DIFFERENCE	-

Balance Sheet
NUDE BAR
As of December 31, 2016

	As of 12/31/2016
Assets	
Current Assets	
Cash	1,215
Inventory	36,749
Total Current Assets	37,964
Equipment	
Office Equipment	31,904
Accumulated Depreciation	(4,870)
Equipment - Net	27,034
Investments	63,705
Loans To Stockholders	-
Total Assets	128,703
Liabilities and Stockholders Equity	
Current Liabilities	
Accounts Payable	145
Other Current Liabilities	52,550
Total Current Liabilities	52,695
Long-Term Liabilities	
Loans From Stockholders	80,580
Total Long-Term Liabilities	80,580
Total Liabilities	133,275
Stockholders Equity	
Capital Stock	13,200
Current Year Retained Earnings	(11,751)
Cumulative Retained Earnings	(6,021)
Total Stockholder's Equity	(4,572)
Total Liabilities & Stockholder's Equity	128,703

NUDE BAR
2017 December Year To Date
Profit & Loss Statement

	2017 YTD
Net Sales	102,894
Less Cost of Goods Sold	52,898
COGS Margin	*51.4%*
Gross Profit	49,996
Gross Profit Margin	*48.6%*
Less Operating Expenses	
Website	69
Taxes/Licenses & Interest Expense	6,265
Insurance	3,373
Advertising	3,216
Telephone & Utilities	1,930
Business Travel	2,685
Depreciation	4,001
Professional Development	1,911
Professional Fees	21,308
Office Expense	18,579
Total Operating Expenses	63,337
Expense Ratio %	*61.6%*
Misc Inc/(loss)	-
Net Income/(loss) Per Books	(13,341)
Net Income %	*-13.0%*

NUDE BAR
Cash Flow Statement
2017 December Year To Date

	YTD
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(13,341)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,001
Change in Current Assets	(5,251)
Change in Current Liabilities	(7,200)
Total Adjustments	(8,450)
NET CASH PROVIDED BY OPERATIONS:	(21,791)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Equipment	(15,954)
Purchase of Investments	(1,776)
NET CASH USED IN INVESTING ACTIVITIES	(17,730)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loans To/From Stockholders	27,905
Change in Long-Term Debt	-
Capital Infusion by Stockholders	11,000
NET CASH USED IN FINANCING ACTIVITIES:	38,905
NET CHANGE IN CASH	(617)
CASH BALANCE, BEG. OF PERIOD	1,215
CASH BALANCE, END OF PERIOD	598
NET CHANGE IN CASH	(617)
CHECK	
DIFFERENCE	-

Balance Sheet
NUDE BAR
As of December 31, 2017

	As of 12/31/2017
Assets	
Current Assets	
Cash	598
Inventory	42,000
Total Current Assets	**42,598**
Equipment	
Office Equipment	47,858
Accumulated Depreciation	(8,871)
Equipment - Net	**38,987**
Investments	65,481
Loans To Stockholders	-
Total Assets	**147,066**
Liabilities and Stockholders Equity	
Current Liabilities	
Accounts Payable	557
Other Current Liabilities	44,938
Total Current Liabilities	**45,495**
Long-Term Liabilities	
Loans From Stockholders	108,484
Total Long-Term Liabilities	**108,484**
Total Liabilities	**153,979**
Stockholders Equity	
Capital Stock	24,200
Current Year Retained Earnings	(13,341)
Cumulative Retained Earnings	(17,772)
Total Stockholder's Equity	**(6,913)**
Total Liabilities & Stockholder's Equity	**147,066**

Nude Inc

Statement of Changes in Stockholders' Equity
For January 1st – December 31st 2016, 2017

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance Jan 1, 2016	100				
Issuance of common stock	-	-	-	-	-
Stock compensation expense	-	-	-	-	-
Net loss	-	-	-	-	-
Balance December 31, 2017	100	$	$	$	$